Exhibit 2.4

TENANTS IN COMMON AGREEMENT

This agreement made this 5th day of May, 2004 by and between Denver Fund I, Ltd. herein referred to as (Denver Fund I), a Colorado Limited Partnership whose General Partner is Certified Property Advisors LLC.

                                    And

Secured Diversified Investment, Ltd., herein referred to as (SDI), a Nevada Public Corporation.

Pursuant to the closing of Alliance Title Escrow No. 15007698 343 BSB wherein the parties to this agreement received two Grant Deeds for property known as the Cannery Shopping Center in Las Vegas, Nevada. Said grant deeds were accepted by the parties on May 14, 2004, and held unrecorded.

Pursuant to an Agreement executed as part of said escrow, the parties are in full operating control and derive the revenue from the Cannery Shopping Center with all the benefits of ownership.

It is the intent of the parties to record said deeds upon the happening of one of the following events:

     1).  Assumption of the existing first mortgage.
     2). The obtaining of a new mortgage sufficient to pay off the existing mortgage.
     3).  Or as further determined by the parties in title.

Whereas, Denver Fund I, has accomplished a tax deferred exchange in accordance with section 1031 of the Internal Revenue Code and conveyed consideration in the amount of $900,000.00 as further set forth in said escrow. And SDI, Ltd. has invested and conveyed $950,000.00 in consideration, by virtue of issuing 250,000 Shares of Series "C" preferred stock at a value of $750,000.00 ($3.00/Share) and a Corporate Note in the amount of $200,000.00

The undivided Tenants in Common interest of each party is as follows:

     1).  SDI, Ltd. 51%
     2).  Denver Fund I. 49%

The purpose of this document is to define the interests of the respective parties.

NOW, THEREFORE in consideration of the mutual promises of the parties and for other good and valuable considerations, the sufficiency of which is agreed to and acknowledged by the parties, be it agreed as follows:

A.   Nature of the relationship between SDI, Ltd. and Denver Fund I as
     Co-Tenants.
     ----------------------------------------------------------------------
     SDI, Ltd. and Denver Fund I will hold their respective interests as Tenants in Common. They plan to maintain the relationship as Tenants in Common and not file under IRS Code as Partners or Joint Venturers.

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B.   Duration of the Relationship.
     -----------------------------
     The term of this agreement shall begin at Closing and continue as long as the Co-Tenants own the property. It is the intent of the parties to own it at least 10 years, or as otherwise determined mutually between parties. After that time, at a mutually agreeable time the property may be sold, at which time this Tenants in Common Agreement will terminate.

C.   Operation of the Property.
     --------------------------
     Concurrently with the acquisition, the Co-Tenants have hired a Management Company to manage and lease the property. SDI, Ltd. will appoint William Biddle, or another person, and Denver Fund I will appoint Paul Winger, or another person, to oversee the Management Company and consult when necessary.

D.   Income Distributions from operation of the Property.
     -----------------------------------------------------
     This agreement sets forth a distribution of monthly cash flow and profits from the operation. The Co-Tenants agree that the distributions of cash flow will be made in this order:
               First, Denver Fund I will receive the first $72,000.00 of
          net income generated per year   this represents an 8% return on
          the capital contribution of $900,000.00. In the event that there are not sufficient monies to pay the entire 8% - up to 2% will be accrued. SDI will be responsible to see that there is enough income to pay Denver Fund I 6% per year.
               Second, to reimburse SDI, Ltd. for any payments made to Denver Fund I pursuant to preceding sentence.
               Third, to SDI, Ltd. in amount equal to funds received by Denver Fund I.
               Fourth, to Denver Fund I and SDI, Ltd. in proportion to their respective ownership (49%/51%).

E.   Fiscal Matters.
     ---------------
          1).  The fiscal year will be the calendar year.
          2). The bank account and accounting and distribution of cash will be handled by SDI, Ltd.
          3).  The legal address for notices, etc. will be SDI, Ltd.
          4).  The CPA will be chosen by SDI, Ltd.
          5).  The CPA will provide individual tax returns to each Co-
               Tenant   not filing as a partnership or joint venture.

F.   Financing or Refinancing.
     --------------------------
     It is the intention of the Co-Tenants to either assume the existing 1st loan or apply for a new loan. Both Co-Tenants agree to cooperate and participate in the financing.

G.   Transfer, Right to Sell or Encumber.
     ------------------------------------
     Each of the Co-Tenants may sell-convey, pledge, hypothecate, encumber or transfer its undivided interest in the property. However, in each instance of a change in the ownership status, either as a conveyance or an encumbrance, the following must happen:

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     1).  The other Co-Tenant must be given the first right of refusal on exactly the same monetary terms as given to the third party.
     2). The first right shall be given for 30 days within which time the other Co-Tenant will notify of its intent to perform or pass. If the Co-Tenant exercises thereby its intent to meet the conditions, that Co-Tenant will be given 30 additional days to close. This first right shall apply equally to transfer, sale or encumbrance.
     3). In the event of exercise of this right, any transferee must acknowledge this agreement and agree to perform its terms, covenants, conditions and responsibilities and the transferor will assign its interest herein along with a transfer of the undivided interest in the property.

H.   Responsibility for Additional Funds if necessary.
     -------------------------------------------------
     If any funds are needed to maintain the operation or to provide Tenant improvements, each Tenant in Common will be responsible for its pro-rata share (51%/49%).

I.   Sale of the Property.
     ---------------------
     In the event of a sale, both Tenants must agree to the terms and conditions of sale. If no agreement can be reached, the parties will enter into a standard buy-sell agreement with the same time limits as apply to the first Right of Refusal as outlined in (G) above. If an acceptable offer to purchase comes from an outside party, the distribution of the sale proceeds will be divided 51%/49%.

J.   Concluding Matters.
     -------------------
          1). Governing Law. This agreement shall be governed by the laws of the state of California.

          2). Notice and Payment shall be made to:
          Denver Fund I            Secured Diversified Investment, Ltd.
          6735A E. Arizona         5030 Campus Drive
          Denver, Colorado         Newport Beach, California

          3). Successors and Assigns. All provisions of this agreement shall inure to the benefit, and shall be binding upon, successors, assigns and/or legal representative of the parties.

          Time is of the essence.



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     IN WITNESS WHEREOF, the parties have executed this agreement as of the date herein.

          TENANTS IN COMMON

          Secured Diversified Investment, Ltd.
          _________________________________________________
          By: C.L. Strand, President                   date


          Denver Fund I, Ltd, a Colorado Limited Partnership
          By: Certified Property Advisors LLC
          Its General Partner,

          _________________________________________________
     By: Paul F. Winger, Managing Member          date



          NOTARY:                       NOTARY:

















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